CFB [LOGO]                 COMMUNITY FIRST BANCORP, INC.



Via EDGAR and Facsimile
-----------------------

June 30, 2006


Chris Harley
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

         Re:      Community First Bancorp, Inc.
                  Form 10-KSB for the Fiscal Year Ended
                  December 31, 2005
                  File No. 000-50322

Dear Ms. Harley:

The purpose of this letter is to respond to your letter of June 16, 2006 regarding Community First Bancorp, Inc.'s Form 10-KSB for the fiscal year ended December 31, 2005, file number 000-50322. For ease of reference, each of the Staff's comments is reproduced below followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------

Item 6.  Management's Discussion and Analysis or Plan of Operation, page 21
---------------------------------------------------------------------------

Comparison  of Results of Operations  for the Years Ended  December 31, 2005 and
--------------------------------------------------------------------------------
2004, NonInterest Expenses, page 17
-----------------------------------

1. The staff notes the disclosure that the "...FASB No. 91 accounting entry for the year ended December 31, 2005 resulted in a deferred salaries expense reduction of $87,100. No such entry was made during the year ended December 31, 2004 as the Company implemented this accounting standard in 2005." In this regard, we also note the disclosure appearing in Note 2(f) on page F-8 of your Form SB-2 filed on April 1, 2003 which states that "Loan origination and commitment fees, as well as certain direct costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method." Please address the following:

         o Tell us how you accounted for loan origination and commitment fees and costs prior to 2005;
         o Tell us how you determined that implementation of SFAS 91 was not required in years prior to 2005 given that the accounting standard is applicable to fiscal years beginning after December 17, 1987; and
         o Describe the methodology used to arrive at the deferred salaries expense reduction of $87,100, including your consideration of paragraphs 5 through 9 of SFAS 91.

The Company's response is as follows:

         o Prior to 2005 the Company accounted for loan commitment fees and cost on the cash basis. Origination fees were included in interest income at the date of closing and costs were included in compensation and benefits when incurred.
         o The Company had not adopted FASB No. 91 prior to 2005 because the effects on the financial statements were not material. The
               $87,100 discussed on page 27 of Form 10-KSB is the effect on compensation and benefits, not the effect on net income. This is the amount of direct loan origination costs that was offset by origination fees collected plus the amount deferred over the life of the loans. The balance of net deferred costs being amortized at December 31, 2005 was only $4,815, which is the impact on net income for the year. We chose to adopt FASB No. 91 in 2005 realizing that, although the effect on net income was still immaterial, the difference in categorization of the costs and fees was becoming a more significant amount. Therefore, we deemed it necessary to formally adopt FASB No. 91 in 2005.
         o To determine the direct cost of originating loans we estimated the average time required for the individuals involved to originate each type of loan (commercial, mortgage and consumer). Each quarter we then determine the number of each type of loan that was originated, by loan officer, and calculate the cost based on the estimated hours of the individuals involved multiplied by their hourly rate.


2. Expand Note 1 - Nature of Operations and Summary of Significant Accounting Policies in future filings to disclose your accounting policy with regard to loan origination and commitment fees and costs.

In future filings, Note 1 - Nature of Operations and Summary of Significant Accounting Policies will be expanded to disclose our accounting policy with regard to loan origination and commitment fees and costs.

Item 8A.  Controls and Procedures, page 31
------------------------------------------

3. Please revise to include unqualified conclusions of your CEO and CFO regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to question 5 of the Division of Corporation Finance FAQ (revised October 6, 2004) on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.


We will amend Item 8A of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 to include the unqualified opinion of our CEO and CFO regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

                                    * * * * *

Community First Bancorp, Inc. hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments and assistance in improving our disclosure and reporting. Please do not hesitate to call if you have any other questions or require additional information.

Sincerely,

/s/Michael D. Wortham

Michael D. Wortham
Vice President